SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2
                           Certificate of Notification

         Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 or U-52, adopted under the Public Utility Holding Company Act of 1935, as amended.

Certificate is filed by:

NATIONAL FUEL GAS COMPANY ("NATIONAL" or NFG COMPANY")
NATIONAL FUEL GAS DISTRIBUTION CORPORATION, ("DISTRIBUTION CORP" or "NFGDC") NATIONAL FUEL GAS SUPPLY CORPORATION ("NFGSC")
SENECA RESOURCES CORPORATION ("SENECA")
UTILITY CONSTRUCTORS, INC. ("UCI")
HIGHLAND LAND & MINERALS, INC. ("HIGHLAND")
LEIDY HUB, INC. ("LEIDY")
DATA-TRACK ACCOUNT SERVICES, INC. ("DATA TRACK")
NATIONAL FUEL RESOURCES, INC. ("NFR")
HORIZON ENERGY DEVELOPMENT, INC. ("HORIZON ENG")
SENECA INDEPENDENCE PIPELINE COMPANY ("SIP")
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC., F/K/A NIAGARA ENERGY TRADING INC. ("UPSTATE")
PRVNI SEVEROZAPADNI TEPLARENSKA, A.S., ("PSZT")

         This certificate constitutes notice that the above named companies have, during the quarter ended June 30, 1999, issued, renewed or guaranteed the securities or instruments described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the specific subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of securities or instruments:  Two types:

                                      Security A:  Loans made through the
                                      National Fuel Gas Company Money Pool,
                                      operated in accordance with the Money Pool agreement filed in SEC File No. 70-9153; Security B: Short Term Notes

2.       Issue, renewal or guaranty:  Security A:  renewal
                                      Security B:  issue

3.       Principal amount of each security:
                                      Security A: See Exhibit A for detail of
                                      borrowings by and from the Money Pool.
                                      Security B:  See Exhibit B

4.       Rate of interest per annum of each security:
                                      Security A:  See Exhibit A
                                      Security B:  See Exhibit B

5.       Date of issue,  renewal or  guaranty of each  security:
                                      Security  A:  See Exhibit A
                                      Security B:  See Exhibit B

6.       If renewal of security, give date of original issue:
                                      Security A: Current Money Pool Agreement dated March 23, 1998.

7.       Date of maturity of each security:
                                       Security A:  Demand Loans
                                       Security B:  Demand Loans

8. Name of the person to whom each security was issued, renewed or guaranteed:
                                       Security A:  National Fuel Gas Company
                                       Money Pool
                                       Security B:  Horizon ENG

9.       Collateral given with each security, if any:  None

10.      Consideration received for each security: Cash
                                       Security A:  See Exhibit A
                                       Security B:  See Exhibit B

11.      Application of proceeds of each security:  General business purposes

12. The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of Rule 52

13.      If the security or securities were exempt from the provisions of
Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding: N/A.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: N/A.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52.

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Form to be signed on their behalf by the undersigned thereunto duly authorized.


NATIONAL FUEL GAS COMPANY

By  /s/ P. C. Ackerman
  -------------------------------------
         P. C. Ackerman
         President

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By  /s/ D. F. Smith
  -------------------------------------
         D. F. Smith
         President

SENECA RESOURCES CORPORATION

By  /s/ J. A. Beck
  -------------------------------------
         J. A. Beck
         President

NATIONAL FUEL GAS SUPPLY CORPORATION

By  /s/ R. Hare
  -------------------------------------
         R. Hare
         President

NATIONAL FUEL RESOURCES, INC.

By  /s/ R. J. Kreppel
  -------------------------------------
         R. J. Kreppel
         President

UTILITY CONSTRUCTORS, INC.

By  /s/ J. A. Beck
  -------------------------------------
         J. A. Beck
         President

HORIZON ENERGY DEVELOPMENT, INC.

By  /s/ P. C. Ackerman
  -------------------------------------
         P. C. Ackerman
         President

HIGHLAND LAND & MINERALS, INC.

By  /s/ J. A. Beck
  -------------------------------------
         J. A. Beck
         President

DATA-TRACK ACCOUNT SERVICES, INC.

By  /s/ P. C. Ackerman
  -------------------------------------
         P. C. Ackerman
         President

LEIDY HUB, INC.

By  /s/ W. E. DeForest
  -------------------------------------
         W. E. DeForest
         President

SENECA INDEPENDENCE PIPELINE COMPANY

By  /s/ R. Hare
  -------------------------------------
         R. Hare
         President

NIAGARA INDEPENDENCE MARKETING COMPANY

By  /s/ C. H. Friedrich
  -------------------------------------
         C. H. Friedrich
         Treasurer

UPSTATE ENERGY INC.

By  /s/ C. H. Friedrich
  -------------------------------------
         C. H Friedrich
         Treasurer

PRVNI SEVEROZAPADNI TEPLARENSKA, A.S.

By  /s/ P. C. Ackerman
  -------------------------------------
         P. C. Ackerman
         Director



Date:    August 16, 1999